FORM 51-102F3
NATIONAL INSTRUMENT 51-102
MATERIAL CHANGE REPORT UNDER SECTION 7.1 OF NI 51-102

FILED VIA SEDAR

Item 1.             Name and Address of Company

Micromem Technologies Inc.
121 Richmond Street, Suite 304
Toronto, ON M5H 2K1

Item 2.             Date of Material Change

A material change took place on June 20, 2013.

Item 3.             News Release

On June 20, 2013, a news release in respect of the material change was released by Newsfile Corp.

Item 4.             Summary of Material Change

The material change is fully described in the Company's press release which is attached as Schedule "A" and is incorporated herein.

Item 5.             Full Description of Material Change

The company completed private placements totalling 1,417,007 common share units (“Units”), of which 498,257 Units were issued at a subscription price of CDN$0.16125 per Unit for gross proceeds of CDN$80,344, and 918,750 Units were issued at a subscription price of USD$0.16 per Unit for gross proceeds of USD$147,000 (the “Offering”). Each Unit comprises one common share (“Common Share”) and one warrant exercisable for one common share (“Warrant”) at an exercise price, in the case of the Units issued in Canadian dollars, CDN$0.215 and, in the case of the Units issued in US dollars, USD$0.20, for an exercise period of one year.

The proceeds from the Offering will be used for general working capital purposes. A 7% finder’s fee was paid on the issuance of 1,055,184 of the Units of the Offering.

Minority shareholder approval and a formal valuation is not required as the transactions comprise less than 25% of the issuer’s market capitalization.

Item 6.             Reliance on Section 7.1(2) or (3) of National Instrument 51-102

The report is not being filed in reliance on section 7.1(2) or (3) of National Instrument 51-102.

Item 7.             Omitted Information

No information has been omitted.

Item 8.             Executive Officer

Joseph Fuda

Item 9.             Date of Report

June 20, 2013

SCHEDULE “A”

FOR IMMEDIATE RELEASE	June 20, 2013

Micromem Technologies Inc. Completes Private Placements

Toronto, New York, June 20, 2013: Micromem Technologies Inc. (the “Company”) (CNSX: MRM, OTCBB: MMTIF) announces the completion of private placements of a total of 498,257 common share units (“Units”) at a subscription price of CDN$0.16125 per Unit for gross proceeds of CDN$80,344, including arm’s length private placements totaling 136,434 Units on which the Company paid a 7% finder’s fee; Each Unit comprises one common share (“Common Share”) and one common share purchase warrant (“Warrant”). Each Warrant may be exercised for one Common Share at an exercise price of $0.215 CDN for a period of one year.

In addition, the Company completed arm’s length private placements totaling 918,750 Units (“USD Unit”), at a subscription price of USD$0.16 per USD Unit for gross proceeds of USD$147,000, on which the Company paid a 7% finder’s fee. Each USD Unit is comprised of one Common Share Warrant that may be exercised for one Common Share at an exercise price of USD$0.20 for a period of one year.

The proceeds from the offering will be used for general working capital purposes and the Common Shares and Warrants will be subject to resale restrictions.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

###

Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
                CNSX - Symbol: MRM
Shares issued: 148,613,218
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
Subscribe to receive News Releases by Email on our website’s home page. www.micromeminc.com